2800 JPMorgan Chase Tower, 600 Travis

Houston, TX 77002

Telephone: 713-226-1200

Fax: 713-223-3717

www.lockelord.com

David F. Taylor

Direct Telephone: 713-226-1496

Direct Fax: 713-229-2565

dtaylor@lockelord.com

June 14, 2017

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention: Eric McPhee

Re:	Lamar Advertising Company
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
File No. 001-36756

Dear Mr. McPhee:

On behalf of Lamar Advertising Company (“Lamar” or the “Company”), we submit this letter in response to the comments provided to Lamar from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated May 26, 2017 (the “Letter”), relating to Lamar’s Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”). Set forth below are the Staff’s comments followed by the Company’s responses. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Form 10-K filed February 24, 2017

Item 8. Financial statements

Notes to consolidated financial statements, page 47

June 14, 2017

(2) Acquisitions, page 59

1.	We note your acquisition of assets in five U.S. markets from Clear Channel Outdoor Holdings, Inc. for an aggregate purchase price of approximately $485.5 million in 2016. Please tell us how you considered the need to provide financial statements in compliance Regulation S-X for this acquisition, specifically, how you evaluated the guidance in Rule 3-14. In your response, please provide us with specific information about what was acquired, and assuming leases were acquired as part of the transaction, please tell us how the lease payments are structured.

RESPONSE:

Lamar is a non-traditional REIT, in that it owns and leases space for advertising on billboards, buses, shelters, benches, logo plates and in airport terminals. Lamar owns approximately 7,600 parcels of property beneath its outdoor advertising structures and leases approximately 69,000 active outdoor sites from third-party lessors. Lamar operates three types of outdoor advertising displays: billboards, logo signs and transit advertising displays. As of December 31, 2016, the Company had approximately (a) 146,000 static billboard advertising displays, (b) 2,600 digital billboard advertising displays, (c) 144,000 logo sign advertising displays, and (d) 41,000 transit advertising displays.

The Company leases its advertising space on two types of billboard advertising displays: bulletins and posters. Generally, the term of the Company’s bulletin rental contracts range from 4 to 52 weeks, and poster rental contracts range from 4 to 26 weeks, as determined by the advertiser’s campaign needs.

More than 87% of the Company’s 2016 revenues were generated by the static billboard and digital billboard advertising displays. The short-term nature of these billboard advertising display contracts results in revenues that are more susceptible to variations due to market conditions than those of a traditional REIT.

On January 7, 2016, Lamar purchased assets in five U.S. markets from Clear Channel Outdoor Holdings, Inc. (“Clear Channel”) for a cash purchase price of approximately $458.5 million. The assets purchased from Clear Channel primarily included advertising structures (including approximately 6,000 billboard displays), land and buildings, permits, ground leases and customer advertising contracts. The allocation of the $458.5 million purchase price of the assets included approximately $77.0 million in property, plant and equipment, $184.2 million in site locations (pursuant to which the Company leases advertising locations from third-party lessors), $35.2 million in customer contracts and $162.1 million in goodwill. Thus, the substantial majority of the assets acquired from Clear Channel were not real property assets, but were leasing rights, customer contracts, sales force and goodwill of the ongoing business.

June 14, 2017

The Company acquired approximately 2,000 customer advertising contracts in the Clear Channel acquisition, which, like the Company’s customer advertising contracts, are structured as short-term leases of the billboard displays.

The table below depicts the length of the customer advertising contracts acquired from Clear Channel in each market:

Contract Length	Memphis	Des Moines	Cleveland	Seattle	Reno

Less than 30 days	37%	39%	28%	26%	28%

31-180 Days	41%	37%	34%	35%	43%

181-272 Days	5%	7%	9%	10%	9%

273-365 Days	12%	13%	22%	27%	13%

> 365 Days	4%	5%	8%	3%	7%

In determining the need to provide financial statements in compliance with Regulation S-X for the acquisition of the assets from Clear Channel, the Company considered whether the significance test should be assessed under Rule 3-14 (“S-X 3-14”) or under Rule 3-05 (“S-X 3-05”). In the Company’s assessment, Management considered whether the acquired assets were, in substance, real estate operations or business operations. Management concluded that the assets acquired constituted business operations, and that it should assess the significance of this transaction in accordance with S-X 3-05 for the reasons set forth below.

A “business” for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. With the facilities, employee base, sales force, and operating rights continuing after the acquisition, Management believes that the assets acquired constituted a business for purposes of S-X 3-05.

For acquisition transactions prior to becoming a REIT in 2014 and since that time, the Company has assessed significance of acquisitions in accordance with S-X 3-05. The process of becoming a REIT did not change the short-term nature of the customer advertising contracts for the Company’s billboard advertising displays, and therefore did not change the nature of Management’s assessment of significance in acquisitions.

With respect to S-X 3-14, management considered the following guidance provided under the Division of Corporation Finance’s Financial Reporting Manual (FRM) Section 2305.2:

June 14, 2017

“Nature of Real Estate Operations”

S-X 3-14 which is premised on the continuity and predictability of cash flows ordinarily associated with leasing real property, applies to the acquisition or probable acquisition of real estate operations. For purposes of S-X 3-14, the term “real estate operations” refers to properties that generate revenues solely through leasing. Real estate operations excludes the acquisition of properties that generate revenues from operations other than leasing real property, such as nursing homes, hotels, motels, golf courses, auto dealerships, and equipment rental operations, which are more susceptible to variations in costs and revenues over shorter period due to market and managerial factors.

The substantial majority of the revenues of the Company generally (and from the acquired assets specifically) are derived from customer advertising contracts, which are pursuant to short-term leases. As discussed above, these revenues are more susceptible to variations due to market conditions than those of a traditional REIT due to the short-term nature of such contracts. In general, the average term of the Company’s customer advertising contracts is 9 months, approximately 28% of its customer advertising contracts have terms of less than 6 months and approximately 96% of its customer advertising contracts have terms of less than or equal to one year. As set forth in the foregoing table, overall, the terms of the customer advertising contracts acquired from Clear Channel were generally consistent with the Company’s existing portfolio. As a result of the short-term nature of these customer advertising contracts, Management does not have long-term foresight on future revenue and cannot consistently predict the long-term cash flows to be generated through leasing the Company’s real estate. Therefore, the nature of the real estate assets of the Company in general, and the nature of the real estate assets acquired from Clear Channel, are inconsistent with S-X 3-14, which is “premised on the continuity and predictability of cash flows ordinarily associated with leasing real property” according to FRM 2305.2.

In addition, FRM 2305.2 defines “real estate operations” as “properties that generate revenues solely through leasing”, and the Company does not generate revenue at its properties solely through leasing of real property. Historically, approximately 85% of the Company’s revenues from its real property assets are generated through leasing of real property under customer advertising contracts, while the remaining revenues are generated by providing associated services, including production, artwork and design. The nature of the assets acquired in the Clear Channel acquisition is consistent with the historical nature of the revenue generating assets of the Company. As a result, the Company’s business is similar to the enumerated examples under FRM 2305.2 which do not constitute “real estate operations” under the meaning of S-X 3-14.

Based on the aforementioned analysis, the Company assessed significance of the Clear Channel acquisition in accordance with S-X 3-05. Under S-X 3-05, the Clear Channel acquisition was not individually significant, nor did the aggregate of acquisitions completed in 2016 meet the threshold of significance under that same standard.

June 14, 2017

Form 8-K 2.02 filed on February 22, 2017

Exhibit 99.1

Other data, page 5

2.	Please revise your reconciliations for outdoor operating income and adjusted EBITDA in future filings to begin with the most directly comparable GAAP measure, Net income, ensuring that the non-GAAP measures do not receive undue prominence. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

The Company acknowledges the staff comment. In future filings, the Company will revise its reconciliations for outdoor operating income and adjusted EBITDA to begin with the most directly comparable GAAP measure to ensure that the non-GAAP measures do not receive undue prominence. As a point of clarification, the most directly comparable GAAP measure for outdoor operating income is Operating income, not Net income.

***

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (713) 226-1496 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Sincerely,

/s/ David F. Taylor

David F. Taylor

cc:	Keith Istre, Chief Financial Officer
Lamar Advertising Company